Exhibit 99.1

Beamr to Launch GPU-Accelerated Video Compression Solution for Autonomous Vehicles at NVIDIA GTC Paris

Beamr’s technology, designed for autonomous vehicles and machine learning workflows, enables up to 50% reduction in video storage without compromising model fidelity or visual quality

Herzliya, Israel, June 11, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced it will launch a high-performance, high-quality video compression solution designed for autonomous vehicles at NVIDIA GTC Paris, taking place June 10-12, 2025, as part of Viva Technology 2025, Europe’s biggest startup and tech event.

In the development of autonomous driving, video is the dominant data type. A single vehicle produces terabytes of video data daily, and training a single autonomous model may require tens to hundreds of petabytes. Beamr’s proprietary technology, with a proven track record in high-efficiency video compression trusted by global media players, now addresses a pressing, costly challenge for autonomous vehicles and machine learning teams: managing video data at scale, including long-term storage and the significant infrastructure investment required.

Beamr’s Content-Adaptive Bitrate (CABR) technology, built on NVIDIA accelerated computing, reduces real-world autonomous driving and synthetic video file sizes by up to 50%. This is achieved while preserving visual quality and critical visual features essential for training autonomous driving models. By addressing key storage, compute, and bandwidth constraints in AI pipelines, it significantly reduces operational costs.

Video capturing for autonomous driving models starts with Advanced Driver Assistance Systems (ADAS), recording real-world driving footage ingested into data centers, where video volumes scale rapidly. Yet, real-world data alone is insufficient for training models that must perform reliably across a wide spectrum of scenarios, including rare edge cases. To address this, a vast amount of synthetic video is generated by platforms such as NVIDIA Omniverse and NVIDIA Cosmos™ world foundation models, helping to amplify training data.

“Autonomous vehicle companies are under mounting pressure from rising video storage demands and infrastructure costs,” said Sharon Carmel, Beamr CEO. “Our content-adaptive technology, accelerated by GPUs, delivers highly efficient compression while maintaining visual quality across a variety of scenarios - both for human perception and machine vision, and in both real-world and synthetic video.”

In recent benchmark testing on raw driving footage using real-time object detection models, Beamr’s CABR achieved compression rates equivalent to the highest-quality compression common in the industry. It maintains high detection accuracy, preserving even fine visual details, demonstrating practically no impact on machine learning performance, while enabling up to 50% savings.

All GTC Paris attendees interested in Beamr’s solutions for scalable, high-quality video solutions are invited to schedule a meeting with Beamr’s video experts team. For registration, please click the link.

For more details, please visit http://beamr.com/autonomous

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

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Investor Contact:
investorrelations@beamr.com